FILED BY US AIRWAYS GROUP, INC.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: AMERICA WEST HOLDINGS CORPORATION
COMMISSION FILE NO. 1-12649

The following was published in the June 22, 2005 "US Airways Today" employee newsletter:

Teamwork key to transition process

With the relocation of the company headquarters to Tempe, Ariz., being one of the first identified cost savings initiatives to be implemented under the planned merger with America West, President and CEO Bruce Lakefield hosted a meeting on Tuesday for Crystal City employees and some field management staff to discuss the merger timeline and process.

Lakefield acknowledged that "change is always difficult," but said it's important to stay focused on running a good airline while working through the transition to a new US Airways. "This merger is about saving jobs for the majority of our employees. But in order to do that, we must stay focused on day-to-day operations and also in executing the business, legal and regulatory requirements of the transaction. Otherwise, all our good intentions will not be realized."

In addition to Lakefield, Executive Vice President of Marketing and Planning Bruce Ashby and Executive Vice President and Chief Human Resources Officer Jerry Glass made presentations. The officers were joined by Doug Parker, America West chairman, president and CEO, who was in town for other meetings, as well.

Ashby noted that details of the merger will be determined by a steering committee composed of eight executives, four each from the two airlines. The eight officers will oversee working groups to develop merger plans in nine specific areas, representing every division within the individual carriers.

US Airways will be represented by Lakefield; Ashby; Glass; and Al Crellin, executive vice president - Operations. America West members will be Parker; Derek Kerr, senior vice president and CFO; Scott Kirby, executive vice president - sales and marketing, and integration leader; and Jeffrey McClelland, executive vice president, COO and chief safety officer.

Parker complimented US Airways management and frontline employees for working through "enormously difficult issues" that positioned US Airways for the merger. He said his goal is to build the best possible management team that shares his enthusiasm. "I am very excited about this merger and the prospects it provides for our employees and customers," he said.

FORWARD-LOOKING STATEMENTS

Certain of the statements contained herein should be considered "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements may be identified by words such as "may," "will," "expect," "intend," "anticipate," "believe," "estimate," "plan," "could," "should," and "continue" and similar terms used in connection with statements regarding the companies' outlook, expected fuel costs, the RASM environment, and the companies' respective expected 2005 financial performance. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving America West Holdings and US Airways Group (together, the "companies"), including future financial and operating results, the companies' plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of America West Holdings and US Airways Group's management and are subject to significant risks and uncertainties that could cause the companies' actual results and financial position to differ materially from these statements. Such risks and uncertainties include, but are not limited to, the following: the ability of the companies to obtain and maintain any necessary financing for operations and other purposes, whether debtor-in-possession financing, in the case of US Airways Group, or other financing; the ability of the companies to maintain adequate liquidity; the duration and extent of the current soft economic conditions; the impact of global instability including the continuing impact of the continued military presence in Iraq and Afghanistan and the terrorist attacks of Sept. 11, 2001 and the potential impact of future hostilities, terrorist attacks, infectious disease outbreaks or other global events; changes in prevailing interest rates; the ability to attract and retain qualified personnel; the ability of the companies to attract and retain customers; the cyclical nature of the airline industry; competitive practices in the industry, including significant fare restructuring activities by major airlines; the impact of changes in fuel prices; economic conditions; labor costs; security-related and insurance costs; weather conditions; government legislation and regulation; relations with unionized employees generally and the impact and outcome of the labor negotiations; US Airways Group ability to continue as a going concern; US Airways Group's ability to obtain court approval with respect to motions in the Chapter 11 proceedings prosecuted by it from time to time; the ability of US Airways Group to develop, prosecute, confirm and consummate one or more plans of reorganization with respect to the Chapter 11 proceedings; risks associated with third parties seeking and obtaining court approval to terminate or shorten the exclusivity period for US Airways Group to propose and confirm one or more plans of reorganization, to appoint a Chapter 11 trustee or to convert the cases to Chapter 7 cases; the ability of US Airways Group to obtain and maintain normal terms with vendors and service providers; US Airways Group's ability to maintain contracts that are critical to its operations; the potential adverse impact of the Chapter 11 proceedings on US Airways Group's liquidity or results of operations; the ability of US Airways Group to operate pursuant to the terms of its financing facilities (particularly the financial covenants); the ability of US Airways Group to fund and execute its Transformation Plan during the Chapter 11 proceedings and in the context of a plan of reorganization and thereafter; and other risks and uncertainties listed from time to time in the companies' reports to the SEC. There may be other factors not identified above of which the companies are not currently aware that may affect matters discussed in the forward-looking statements, and may also cause actual results to differ materially from those discussed. The companies assume no obligation to publicly update any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting such estimates other than as required by law. Similarly, these and other factors, including the terms of any reorganization plan of US Airways Group ultimately confirmed, can affect the value of the US Airways Group's various prepetition liabilities, common stock and/or other equity securities. Accordingly, the companies urge that the appropriate caution be exercised with respect to existing and future investments in any of these liabilities and/or securities. Additional factors that may affect the future results of America West Holdings and US Airways Group are set forth in their respective filings with the SEC, which are available at http://www.shareholder.com/americawest/edgar.cfm and http://investor.usairways.com/edgar.cfm, respectively.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed merger transaction, a registration statement, including a proxy statement of America West Holdings, and other materials will be filed with the Securities and Exchange Commission (the "SEC"). WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and proxy statement (when available) as well as other filed documents containing information about US Airways Group and America West Holdings at http://www.sec.gov, the SEC's website. Free copies of America West Holdings' SEC filings are also available on America West Holdings' website at http://www.shareholder.com/americawest/edgar.cfm, or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona 85281. Free copies of US Airways Group's SEC filings are also available on US Airways Group's website at http://investor.usairways.com/edgar.cfm or by request to Investor Relations, US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22224.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

America West Holdings, US Airways Group and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from America West Holdings' stockholders with respect to the proposed transaction. Information regarding the officers and directors of America West Holdings is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 15, 2005. Information regarding the officers and directors of US Airways Group is included in its 2004 Annual Report filed with the SEC on Form 10-K on March 1, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, will be set forth in the registration statement and proxy statement and other materials to be filed with the SEC in connection with the proposed transaction.